February 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attn:                    Mr. Larry Spirgel

Re:                             Five Star Quality Care, Inc. (“Five Star”)

Registration Statement on Form S-3

File No. 333-208288 (the “Registration Statement”)

Ladies and Gentlemen:

Five Star hereby requests acceleration of the effectiveness of the Registration Statement pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 12, 2016 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

At the request of the staff of the United States Securities and Exchange Commission (the “Commission”), Five Star hereby confirms that there have been no material adverse trends in terms of its financial condition and results of operations since the end of its fiscal quarter ended September 30, 2015.

In connection with this request for effectiveness, Five Star acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Five Star from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  Five Star may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 11, 2016

Five Star understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that Five Star is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

FIVE STAR QUALITY CARE, INC.

By:	/s/ Bruce J. Mackey Jr.
Name: Bruce J. Mackey Jr.
Title: President and Chief Executive Officer